UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70710

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/25_____ AND ENDING _____12/31/25_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Northbound Securities LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
         ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__9736 Rennes Lane_____
                                                    (No. and Street)

DelRey Beach,	FL	33446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Silver	954-600-9052	scott@northboundsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA_____
                          (Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS STE 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Scott Silver_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Northbound Securities LLC_____, as of ___12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

David Merkatz
NOTARY PUBLIC
STATE OF FLORIDA
Appt. No. HH 367674
Expires February 28, 2027
Online Notary Center

Signature: *Scott Silver*
_____
Title:
CEO - FINOP - CCO
_____

David Merkatz
_____
Notary Public David Merkatz   Notarial Act performed by Audio-Video Communication.

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NORTHBOUND SECURITIES LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
For the Year Ended December 31, 2025
(With Report of Independent Registered Public Accounting Firm Thereon)





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Northbound Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northbound Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
March 30, 2026

NORTHBOUND SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash	$	13,157
Clearing broker deposits		81,192
Receivable from clearing broker		37,746
Prepaid expenses		361
Intangible asset – Goodwill		1,180,000
TOTAL ASSETS	$	1,312,456

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	22,628
Due to related party		25,000
TOTAL LIABILITIES		47,628
MEMBER'S EQUITY		1,264,828
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,312,456

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

Northbound Securities LLC (the "Company") was incorporated in the state of Florida on March 03, 2021. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company offers customers access to its clearings firm's order management system so they may enter self-directed trades in United States listed or Over-The-Counter equities including Exchange-Traded Funds. It operates out of one office in Miami, Florida.

The Company is a single member limited liability company; its sole member and parent is Vest, Inc. ("Vest"). Vest is a financial technology company that operates a consumer-facing investment platform designed to make investing accessible to everyday users. Through the Vest Points program, a loyalty rewards system, clients can earn points through qualifying activities such as maintaining a minimum portfolio balance, enrolling in the Fully Paid Stock Lending ("FPSL") program, making qualifying deposits, or using the Vest Card. The Company serves as the SEC-registered broker-dealer entity within the Vest group, facilitating the execution of customer securities transactions in accordance with applicable regulatory requirements.

The Member is fully committed to fund the Company's operations as needed in the future. The Company has incurred a series of losses over the years and it is the intention of the Member to continue to maintain the Company's operations, fund its ongoing expense and satisfy its net capital requirements under the SEC Uniform Net Capital Rule as needed throughout the next year.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five-step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee Income
Maintenance Fee: The Company charges a monthly maintenance fee to clients based on their account activity and portfolio balance. Through September 2025, the maintenance fee was imposed on clients who did not fund their accounts during the month, recognized on a periodic basis under a fee-for-

2. Summary of Significant Accounting Policies – continued

Fee Income - continued

service revenue model. Effective October 2025, the Company discontinued this fee structure. Beginning November 2025, the maintenance fee is assessed under a revised model through the Vest Points program, whereby clients who do not accumulate the required points threshold during the monthly cycle are subject to a monthly fee of up to $2 USD. Clients may avoid this fee by earning sufficient Vest Points through qualifying activities such as maintaining a minimum portfolio balance, enrolling in the Fully Paid Stock Lending (FPSL) program, making qualifying deposits, or using their Vest Card. Revenue under both models is recognized on a periodic basis, consistent with the satisfaction of the performance obligation.

Interest Income: The Company earns interest income on the balances of customer accounts that are introduced to a clearing broker-dealer. This interest is paid by the clearing broker-dealer to the Company and is recognized as income when it is earned, regardless of when it is received.

Payment for Order Flow (PFOF): The Company receives payment for order flow from executing broker-dealers, which is a form of compensation for directing orders to specific brokers for trade execution. This income is recognized on a per-share basis at the time the trade is made.

Fully Paid Securities Lending (FPSL) Fees: The Company earns fees from lending fully paid securities, which is an income stream from allowing the temporary transfer of the customer possession of the securities to borrowers, who are typically other traders or institutions. This revenue is presented within the "interest" line item in the Company's Statement of Operations.

Commission Revenue: The Company historically generated revenue through commissions from referring client transactions in listed equities. This commission was recognized in the financial records when the service was completed, aligning with the satisfaction of the performance obligation. The timing of recording the commission corresponded with the settlement date of securities transactions. Effective April 2024, the Company discontinued charging commissions on client transactions. Consequently, no commission revenue was generated during the remainder of 2024, and none has been recognized in 2025.

Significant Judgments

Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Accounts Receivables
Accounts receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. As of December 31, 2025, all receivables reported in the Statement of Financial Condition relate exclusively to the clearing broker.

2. Summary of Significant Accounting Policies – continued

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Allowance for Credit Losses
The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2025, there was no allowance for credit losses. For the year ended December 31, 2025, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the Statement of Operations.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

2. Summary of Significant Accounting Policies – continued

Income Taxes - continued

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2025.

Intangible Assets – Goodwill

In prior years, the Company entered into and executed various asset purchase agreements to acquire customer accounts among other intangible assets from affiliated and non-affiliated entities. The Company determined that the aggregate of each respective purchase price be used as the basis for valuing the intangible assets. In 2022, the Company recognized an $844,850 impairment loss in the same year it executed an asset purchase.

As part of its year-end financial reporting process, the Company evaluated the carrying amount of the goodwill intangible assets to assess any potential impairment loss as of December 31, 2025. Based on the results of this assessment, no impairment was identified with respect to the fair value balance of the $1,180,000 intangible assets.

3. **Transactions with Related Parties**

The Company and Vest Studio ("Affiliate") share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. The Company had an intercompany payable to the Affiliate of $25,000.

4. **Deposit with Clearing Broker**

The Company maintains a clearing agreement with a broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit with the clearing broker. Such amount bears interest at current market rates. At December 31, 2025 the Company had $81,192 in clearing deposits, which exceeds the minimum deposit requirement of $80,000 by $1,192.

5. **Receivable from Clearing Broker**

Pursuant to the clearing agreements, the Company introduces all its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2025, the Company had receivables from

5. Receivable from Clearing Broker – continued

Clearing Broker of $37,746 of which $34,953 is due from monthly settlement and the remaining $2,793 is cash held in various clearing accounts.

6. **Regulatory Requirements**

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2025 the Net Capital was $84,467 with excess net capital above the requirement of $79,467. The Company's ratio of aggregate indebtedness to net capital was 0.564 to 1.

7. **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

8. **Commitment and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

9. **Subsequent Events**

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. **Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with

10. Recently Issued Accounting Pronouncements – continued

GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.